Aurora Sky Receives Cultivation License from Health Canada

World's Largest-Ever Licensed Cannabis Facility; Second New Aurora Cannabis Facility to Receive a License in the Last Three Months

TSX: ACB

EDMONTON, Jan. 29, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has received a cultivation license from Health Canada for Aurora Sky, the Company's 800,000+ square foot hybrid greenhouse facility, under construction at the Edmonton International Airport. Aurora Sky will be the world's most technologically advanced and largest capacity purpose-built cannabis facility, focused on the mass-cultivation of ultra-low cost, high-quality cannabis.

Aurora Sky, the Company's third licensed facility, will be capable of producing in excess of 100,000 kg of cannabis per year. The world's only cannabis facility located on the property of an international airport, Aurora Sky possesses numerous strategic advantages, including ample low-cost power, water and gas, excellent security, unrivaled access to transportation, logistical services, immediate access to international customs, as well as air and ground domestic and international courier services.

The facility, designed by recently acquired Larssen Ltd, now part of ALPS ("Aurora Larssen Projects Ltd"), combines proven best-in-class horticultural technologies, never previously deployed together in a single agricultural facility, making it not only the most advanced cannabis facility in the world but the most advanced greenhouse of any kind. Aurora Sky is designed to operate with unprecedented automation and to deliver optimized yields, plant health and product quality. The Health Canada license allows Aurora to begin cultivation immediately. Within the next week, the Company intends to commence transfer of its award-winning genetics from its Aurora Mountain facility in Cremona, Alberta, to start the first growing cycle at Aurora Sky. First harvest is targeted for the second calendar quarter of 2018.

"The licensing of Aurora Sky is a game changing milestone for the cannabis industry and an exciting inflection point in Aurora's corporate development," said Terry Booth, CEO. "This is the world's largest cannabis facility ever to be licensed. It marks the beginning of a rapid production ramp-up that will see us produce over 100,000 kg of cannabis per year at this facility alone" said Terry Booth, CEO. "This is our second new facility to receive a cultivation license in three months - a true testament to Aurora's industry-leading ability to execute. The additional cultivation capacity will allow us to further expand our domestic and international market share very quickly, and is expected to significantly accelerate revenue growth this year."

 Mr. Booth added, "I am incredibly proud of our team, our suppliers and contractors, and grateful to the Edmonton International Airport, Leduc County, and the Province of Alberta for their continued support, which has enabled Aurora to achieve this milestone, on a very complex project. We now look forward to immediately scaling up production to meet the massive demand anticipated with the pending legalization of adult consumer use and the continued growth of Aurora's international medical markets."

Dieter Macpherson, Vice President of Production, said, "We're setting and successfully meeting aggressive timelines to construct our facilities and achieve Health Canada licensing. As with all Aurora facilities, we have adopted best practices in design and technology to ensure Aurora Sky will meet European Union Good Manufacturing Practices (GMP) standards – the highest production standards in the world. This will enable us to service both domestic and international markets with very high volumes of GMP certified cannabis products."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. Aurora is also currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the completion of Aurora Sky. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/January2018/29/c3301.html

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For further information: For Aurora, Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523,marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 29-JAN-18